GOLDEN HEALTH HOLDINGS, INC.

May 3, 2006

United States Securities and Exchange Commission
Attention: Amy C. Bruckner,
Staff Accountant
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Golden Health Holdings, Inc. (the “Company”) Item 4.01, Current Report on Form 8-K, filed April 28, 2006 (the “Current Report”) File No. 0-25845

Dear Ms. Bruckner:

We are in receipt of your letter dated May 1, 2006 (the “Comment Letter”) regarding the Company’s Current Report. Thank you for your efforts in assisting us with our compliance and the overall enhancement of our disclosure. Following please find the Company’s responses to the comments in the Comment Letter applicable to our Current Report. These responses are numbered and titled consecutively with the numbering and headings of the Comment Letter for your convenience.

Item 4.01, Form 8-K

1. Please be advised that Madsen & Associates CPA’s, Inc. (“Madsen”), our former audit firm, only audited our last fiscal year ended September 30, 2005 and did not audit our prior fiscal year ended September 30, 2004. We have amended our filing to state that Madsen was our auditor of record for our fiscal year ended September 30, 2005 and the interim period through April 21, 2006, but Madsen did not audit or provide any other services to us for the fiscal year ended September 30, 2004. We have also amended our filing to state explicitly that for the fiscal year ended September 30, 2005 and the interim period through April 21, 2006, there were no disagreements with Madsen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

2. We have amended our filing to specify that, during the past two fiscal years through April 21, 2006, Jeffrey Tsang & Co., Certified Public Accountants, was not consulted on the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements.

3. We have amended our filing to include as Exhibit 16 the letter required by Item 304(a)(3) of Regulation S-B from Madsen.

Please let us know if you have any further questions or comments. Thank you.

Very truly yours,

Golden Health Holdings, Inc.

/s/ Hoi-ho Kiu
By: Hoi-ho Kiu
Its: Chief Executive Officer